Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 30, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward P. Bartz and Kenneth Ellington

Re:	The Alger Funds (333-253837)

Registration Statement on Form N-14

On behalf of The Alger Funds (the “Trust”), on or about April 5, 2021, we plan to file, pursuant to Rule 497 under the Securities Act of 1933, as amended (the “Securities Act”), the definitive versions of the Prospectus/Information Statement (the “Prospectus/Information Statement”) and statement of additional information (“SAI”) of the Trust related to the reorganization (the “Reorganization”) of Alger 25 Fund (the “Fund”), a series of the Trust, into Alger 35 Fund (the “Acquiring Fund”), also a series of the Trust. The filing will be marked to show changes from the versions of the Prospectus/Information Statement and SAI filed as part of the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2021 pursuant to Rule 488 under the Securities Act. The revisions consist primarily of changes made in response to the comments provided to me by Kenneth Ellington and Edward P. Bartz of the staff (the “Staff”) of the SEC on March 8, 2021 and March 25, 2021. Set forth below are the Staff’s comments and the Trust’s responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

ACCOUNTING COMMENT

1.	Staff Comment: Please update the information in the capitalization table to as of a date within 30 days of the date on which the Registration Statement was filed with the SEC.

Response: The information in the capitalization table will be updated to as of March 1, 2021.

DISCLOSURE COMMENTS

2.	Staff Comment: Please ensure that the series/class identifiers are updated on EDGAR on the Closing Date to reflect the reclassification of Class P shares of the Acquiring Fund as Class Z shares.

Response: The series/class identifiers will be updated on EDGAR on the Closing Date to reflect the reclassification of Class P shares of the Acquiring Fund as Class Z shares.

3.	Staff Comment: The first paragraph of the answer to the question “Will the Reorganization Result in a Higher Management Fee or Higher Total Fund Expenses?” states:

No. The shareholders of each fund have approved the payment to FAM of an advisory fee at the annual rate of 0.45% of the value of the respective fund’s average daily net assets; however, through October 31, 2021, the advisory fee paid by the Acquiring Fund to FAM is the lesser of (i) an annual rate of 0.45% of the value of the Acquiring Fund’s average daily net assets; and (ii) a fulcrum fee consisting of a base fee at an annual rate of 0.55% of the value of the Acquiring Fund’s average daily net assets and a positive or negative performance adjustment of up to an annual rate of 0.25% based upon the

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Acquiring Fund’s Class P-2 shares performance relative to the S&P 500 Index, resulting in a minimum total fee of 0.30% and a maximum total fee of 0.80%. For additional information regarding the fulcrum fee component of the Acquiring Fund’s advisory fee, please refer to the Prospectus/Information Statement.

In the aforementioned disclosure (and in corresponding disclosure elsewhere in the Registration Statement), please: (1) clarify that the advisory fee payable by the Acquiring Fund through October 31, 2021 will be at an annual rate between 0.30% and 0.45%; and (2) add the following sentence that is contained elsewhere in the Registration Statement: “In effect, the Acquiring Fund will not pay an advisory fee for the current fiscal year in excess of an annual rate of 0.45% of the value of the Acquiring Fund’s average daily net assets, but may pay an advisory fee at a lower rate as a result of a negative performance adjustment.”

Response: We propose to revise the aforementioned disclosure as follows:

No. The shareholders of each fund have approved the payment to FAM of an advisory fee at the annual rate of 0.45% of the value of the respective fund’s average daily net assets; however, through October 31, 2021, the advisory fee paid by the Acquiring Fund to FAM is the lesser of (i) an annual rate of 0.45% of the value of the Acquiring Fund’s average daily net assets; and (ii) a fulcrum fee consisting of a base fee at an annual rate of 0.55% of the value of the Acquiring Fund’s average daily net assets and a positive or negative performance adjustment of up to an annual rate of 0.25% based upon the Acquiring Fund’s Class P-2 shares performance relative to the S&P 500 Index, resulting in a minimum total fee of 0.30% and a maximum total fee of 0.80%. In effect, the Acquiring Fund will not pay an advisory fee for the current fiscal year in excess of an annual rate of 0.45% of the value of the Acquiring Fund’s average daily net assets, but may pay an advisory fee at an annual rate as low as 0.30% of the value of the Acquiring Fund’s average daily net assets as a result of a negative performance adjustment. For additional information regarding the fulcrum fee component of the Acquiring Fund’s advisory fee, please refer to the Prospectus/Information Statement.

We propose to make corresponding revisions throughout the Prospectus/Information Statement.

4.	Staff Comment: The second paragraph of the answer to the question “Will the Reorganization Result in a Higher Management Fee or Higher Total Fund Expenses?” states:

The Acquiring Fund’s Class Z shares had the same total annual expense ratio as Class Z shares of the Fund (after, for Class Z shares of both funds, expense reimbursement arrangements), based on the expenses of each fund as of its most recent fiscal year end. As to the Fund and the Acquiring Fund, FAM has contractually agreed to limit the Other Expenses of the Fund and the Acquiring Fund so that such expenses never exceed 0.10% of average daily net assets of the respective fund’s Class Z Shares. This commitment is currently expected to remain in place for the life of the funds, can only be amended or terminated by agreement of the Trust’s Board of Trustees and FAM, and will terminate automatically in the event of termination of the Investment Advisory Agreement. This expense reimbursement arrangement does not include dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses.

Please disclose whether the aforementioned expense limitation arrangements are subject to recoupment by FAM. If so, please also disclose the terms of such recoupment.

Response: The aforementioned expense limitation arrangements are not subject to recoupment by FAM.

5.	Staff Comment: The third paragraph of the answer to the question “Do the Funds Have Similar Investment Goals and Strategies?” states:

The Fund and the Acquiring Fund may invest in companies whose securities are traded on domestic or foreign exchanges.

Please explain supplementally whether the Fund and the Acquiring Fund invest in the securities of any emerging market issuers. If so, and if investing as such is part of either fund’s principal investment strategy, please include appropriate risk disclosure in the Registration Statement.

Response: Neither the Fund nor the Acquiring Fund invest in the securities of emerging market issuers. Accordingly, no corresponding risk disclosure will be added to the Prospectus/Information Statement.

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Should you have any questions or comments, please feel free to contact me at 212.969.3376 (mvogel@proskauer.com) or Nicole M. Runyan of this office at 212.969.3361 (nrunyan@proskauer.com).

Very truly yours,

/s/ Max Vogel

Max Vogel

cc:	Nicole M. Runyan

    Brad A. Green

    Tina Payne

    Mia G. Pillinger